UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Plan of Share Consolidation

On September 10, 2024, Golden Heaven Group Holdings Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”) held the 2024 annual general meeting of shareholders (the “Meeting”), at which the Company’s shareholders adopted, among other things, as a special resolution, the reorganization of the Company’s share capital, to be effected at such time and date (the “Effective Time”), if at all, to be determined by the Company’s board of directors (the “Board of Directors”) in its sole discretion within one calendar year after the conclusion of the Meeting, as follows: the Company’s authorized share capital of US$210,000 to be divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 300,000,000 Class B ordinary shares of par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of 1:50, such that the authorized share capital of US$210,000 will be divided into: (i) 36,000,000 Class A ordinary shares of par value of US$0.005 each, and (ii) 6,000,000 Class B ordinary shares of par value of US$0.005 each (the “Share Consolidation”).

Reason for the Share Consolidation. The Share Consolidation was proposed so that the Company can meet the continued listing standard of the Nasdaq Stock Market LLC (“Nasdaq”) relating to the minimum bid price under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), and to mitigate the risk of the Company being delisted from the Nasdaq. On February 8, 2024, the Company received a written notification from Nasdaq notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until August 6, 2024, to regain compliance. On August 9, 2024, the Company received a staff determination letter from Nasdaq, notifying the Company that, due to the Company’s failure to regain compliance with the Minimum Bid Price Rule, Nasdaq determined that the Company’s securities would be scheduled for delisting from Nasdaq unless the Company requested an appeal of such delisting determination to a Hearings Panel. On August 15, 2024, the Company submitted a hearing request to appeal the delisting determination. The Company’s hearing request will stay the suspension of the Company’s securities. To regain compliance with the Minimum Bid Price Rule, the Board of Directors has determined that it is in the best interests of the Company to effect the Share Consolidation.

Effective Date; Symbol; CUSIP Number. After the Meeting, the Board of Directors passed a resolution to set September 19, 2024 as the effective date of the Share Consolidation, which will be reflected on the Nasdaq marketplace at the opening of business on September 19, 2024, whereupon the Company’s Class A ordinary shares shall begin trading on a post-consolidation basis. The Company’s Class A ordinary shares will continue to trade on the Nasdaq under the same symbol “GDHG” with a new CUSIP Number, G3959D125.

Adjustment; No Fractional Shares. At the Effective Time, the number of the Company’s ordinary shares held by each shareholder will be converted into the number of ordinary shares held by such shareholder immediately prior to the Share Consolidation divided by fifty (50), with any resulting fractional shares rounded up to the whole number of shares.

Non-Certificated Shares. Shareholders who hold their ordinary shares in electronic form at brokerage firms do not have to take any action, as the Share Consolidation will be automatically reflected in their brokerage accounts.

Authorized Shares. At the Effective Time, the Company’s authorized ordinary shares will be consolidated at the ratio of fifty-for-one, and the authorized share capital of the Company will become US$210,000 divided into (i) 36,000,000 Class A ordinary shares of par value of US$0.005 each, and (ii) 6,000,000 Class B ordinary shares of par value of US$0.005 each.

Capitalization. As of September 16, 2024, the Company had 196,550,000 ordinary shares issued and outstanding, composed of 186,550,000 Class A ordinary shares and 10,000,000 Class B ordinary shares. As a result of the Share Consolidation, upon the Effective Time, there will be approximately 3,931,000 ordinary shares issued and outstanding, composed of approximately 3,731,000 Class A ordinary shares and 200,000 Class B ordinary shares (subject to the adjustment of rounding fractional shares into additional whole shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: September 16, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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